# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ferrari N.V., CIK 0001648416
CUSIP: N3167Y103
Title of class of securities: Common shares, par value Euro 0.01 per share
Address of issuer's principal executive offices: Via Abetone Inferiore n. 4, Maranello (MO), Italy (L6), I-41053
Date of event which requires filing of this statement: 03/05/2025
Amends the filing with accession number 0001193125-22-308353
Filed by CIK 0001589122
Persons authorized to receive notices and communications: Carlo Daneo, Via Abetone Inferiore n. 4, Maranello (MO), Italy (L6), I-41053, 39 0536 949111; With a copy to:Scott D. Miller, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004-2498, 1-212-558-4000

## Reporting persons
- Exor N.V. (CIK 0001589122): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); member of a group; source of funds: other (OO); sole voting power 37,768,613; shared voting power 0; sole dispositive power 37,768,613; shared dispositive power 0; aggregate amount beneficially owned 56,662,908 (31.8% of the class)
  Comment: Note 1: With respect to item 7 above, each of Exor N.V. ("Exor") and Trust Piero Ferrari participate in the loyalty voting program of Ferrari N.V. ("Ferrari" or the "Issuer"), which enables qualifying common shareholders to hold one special voting share for each common share they hold. Each special voting share is entitled to one vote, therefore attributing, in effect, double voting rights to the associated common share. The special voting shares have only de minimis economic entitlements, in compliance with Dutch law and they are transferrable only in very limited circumstances together with the associated common share. As a consequence of participating in the loyalty voting program, Exor beneficially owns, in addition to the common shares indicated above, 37,768,613 special voting shares of Ferrari. As noted below, Trust Piero Ferrari has the bare ownership of 18,892,160 special voting shares of Ferrari, of which Piero Ferrari has usufruct; such usufruct includes the voting rights of the special voting shares.
  Note 2: With respect to item 11 above, this includes (i) 37,768,613 Ferrari common shares owned by Exor and (ii) 18,894,295 Ferrari common shares of which Trust Piero Ferrari has bare ownership and Piero Ferrari has usufruct. Exor, Piero Ferrari and Trust Piero Ferrari are party to a Shareholders' Agreement the terms of which are described in Item 6.
  Note 3: With respect to item 13 above, this percentage does not take into account voting rights arising from the Issuer's loyalty voting program referred to in footnote 1. Taking into account Exor's ownership of special voting shares, Exor's voting power in the Issuer is approximately 32.2%, Piero Ferrari's voting power in the Issuer is approximately 16.1% and in aggregate their voting power in Ferrari is approximately 48.3%. These percentages are calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the Reporting Persons to (ii) the total number of outstanding common shares and outstanding special voting shares of Ferrari.
- Piero Ferrari: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 18,894,295; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 56,662,908 (31.8% of the class)
  Comment: Note 4: With respect to item 7 above, this includes 18,894,295 common shares of Ferrari of which Mr. Ferrari has usufruct. In addition to the common shares indicated above, Mr. Ferrari also has sole voting power over 18,892,160 special voting shares of Ferrari of which he has usufruct. As described below, Trust Piero Ferrari has the bare ownership of such common shares and special voting shares; bare ownership of the shares does not include the voting rights of such shares.
  Note 5: With respect to item 11 above, please also refer to "Note 2" above.
  Note 6: With respect to item 13 above, please also refer to "Note 3" above.
- Trust Piero Ferrari: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 18,894,295; aggregate amount beneficially owned 56,662,908 (31.8% of the class)
  Comment: Note 7: With respect to item 10 above, this includes 18,894,295 common shares of Ferrari of which Trust Piero Ferrari has bare ownership. In addition to the common shares indicated above, Trust Piero Ferrari also has bare ownership of 18,892,160 special voting shares of Ferrari. As indicated above, Piero Ferrari has usufruct of such common shares and special voting shares. Enzo Mattioli Ferrari serves as trustee and Franco Ravanetti serves as guardian of Trust Piero Ferrari, and therefore may be deemed to have shared dispositive power as trustee and guardian, respectively.
  Note 8: With respect to item 11 above, please also refer to "Note 2" above.
  Note 9: With respect to item 13 above, please also refer to "Note 3" above.
- Enzo Mattioli Ferrari, in his capacity as a trustee: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 18,894,295; aggregate amount beneficially owned 56,662,908 (31.8% of the class)
  Comment: Note 10: With respect to item 10 above, this includes 18,894,295 common shares held by Trust Piero Ferrari, of which Mr. Mattioli Ferrari serves as trustee and may be deemed to have shared dispositive power. In addition to the common shares indicated above, Trust Piero Ferrari also has bare ownership of 18,892,160 special voting shares of Ferrari.
  Note 11: With respect to item 11 above, please also refer to "Note 2" above.
  Note 12: With respect to item 13 above, please also refer to "Note 3" above.
- Franco Ravanetti, in his capacity as a guardian: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 18,894,295; aggregate amount beneficially owned 56,662,908 (31.8% of the class)
  Comment: Note 13: With respect to item 10 above, this includes 18,894,295 common shares held by Trust Piero Ferrari, of which Mr. Ravanetti serves as guardian and may be deemed to have shared dispositive power. In addition to the common shares indicated above, Trust Piero Ferrari also has bare ownership of 18,892,160 special voting shares of Ferrari.
  Note 14: With respect to item 11 above, please also refer to "Note 2" above.
  Note 15: With respect to item 13 above, please also refer to "Note 3" above.

## Item 1. Security and Issuer
Title of class of securities: Common shares, par value Euro 0.01 per share
Name of issuer: Ferrari N.V.
Address of issuer's principal executive offices: Via Abetone Inferiore n. 4, Maranello (MO), Italy (L6), I-41053
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment") is being filed by Exor N.V., a Dutch public limited liability company (naamloze vennootschap) ("Exor"), to amend the Schedule 13D filed by Exor S.p.A., a societa per azioni organized under the laws of the Republic of Italy, as predecessor in interest to Exor, with the Securities and Exchange Commission ("SEC") on January 3, 2016, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 15, 2016, by Amendment No. 2 to Schedule 13D filed with the SEC on December 19, 2022 and by Amendment No. 3 to Schedule 13D filed with the SEC on February 27, 2025 (as so amended, the "Schedule 13D") and relates to the common shares, par value Euro 0.01 per share, of Ferrari N.V., a Dutch public limited liability company (naamloze vennootschap) (the "Issuer" or "Ferrari"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as otherwise specifically provided herein, each Item of the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly by each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"): (i) Exor N.V. ("Exor"), (ii) Piero Ferrari, (iii) Trust Piero Ferrari (the "Trust"), (iv) Enzo Mattioli Ferrari (in his capacity as trustee of Trust Piero Ferrari) and (v) Franco Ravanetti (in his capacity as guardian of Trust Piero Ferrari). The filing of this Statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

Exor N.V.
(a)-(c) Exor is a Dutch public limited liability company (naamloze vennootschap) and successor to Exor S.p.A. by virtue of a cross-border merger of Exor S.p.A. with and into Exor. Exor is one of Europe's largest diversified holding companies. Most of its portfolio is made up of companies active in several sectors, such as the production and sale of industrial and commercial vehicles and of luxury motor vehicles, Italian football, healthcare, editorial and luxury lifestyle. The address of Exor's principal business and principal office is Gustav Mahlerplein 25, 1082 MS, Amsterdam, The Netherlands. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Exor, each person controlling Exor and each executive officer and director of any corporation or other person in control of Exor are set forth in Exhibit 99.1 hereto (such exhibit, "Schedule A").

Piero Ferrari
(a)-(c) Mr. Ferrari's principal occupation is as Vice Chairman of Ferrari. He also serves as Chairman of HPE-COXA, is a board member and Vice President of Ferretti. His business address is Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

Trust Piero Ferrari
(a)-(c) The Trust is a family trust established under Jersey law and having its principal business and principal office at the address of the trustee, being Largo G. Garibaldi, no. 13, Modena (MO), Italy. The Trust is principally engaged in the business of holding, managing and distributing the property of the Trust and proceeds therefrom. Mr. Mattioli Ferrari and Mr. Ravanetti are, respectively, the trustee and the guardian of the Trust. The trustee, with the consent of the guardian, can dispose of the shares of Ferrari held by the Trust to the extent consistent with the purposes of the Trust.

Enzo Mattioli Ferrari
(a)-(c) Mr. Mattioli Ferrari's principal occupation is as Sole Director of Ferrari Family Office. His business address is Largo G. Garibaldi n. 13, Modena (MO), Italy. He also serves as CEO of Bacchelli & Villa and as member of the board of directors and executive vice-chairman of HPE-COXA.

Franco Ravanetti
(a)-(c) Mr. Ravanetti's principal occupation is as independent advisor mainly in the area of corporate finance. His business address is via Langhirano n. 266, Parma (PR), Italy. He also serves as CEO of Tecno-gaz, Chairman of Istituto Diocesano Sostentamento Clero of Parma, Chairman of the board of statutory auditors of HPE-COXA and standing statutory auditor of High Performance Engineering.
Residence or business address: See answer to Item 1(a) above.
Present principal occupation or employment: See answer to Item 1(a) above.
Criminal convictions in the last five years:
Exor N.V.
(d)-(e) During the last five years, neither Exor nor, to the best knowledge of Exor, any of the persons listed in Schedule A, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Piero Ferrari
(d)-(e) During the last five years, Mr. Ferrari has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Trust Piero Ferrari
(d)-(e) During the last five years, the Trust has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Enzo Mattioli Ferrari
(d)-(e) During the last five years, Mr. Mattioli Ferrari has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Franco Ravanetti
(d)-(e) During the last five years, Mr. Ravanetti has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See answer to Item 1(d) above.
Citizenship:
Piero Ferrari

(f) Mr. Ferrari is a citizen of the Republic of Italy.

Enzo Mattioli Ferrari

(f) Mr. Mattioli Ferrari is a citizen of the Republic of Italy.

Franco Ravanetti

(f) Mr. Ravanetti is a citizen of the Republic of Italy.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Other than as disclosed herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of Ferrari, or any disposition of securities of Ferrari; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ferrari or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of Ferrari or any of its subsidiaries; (iv) any change in the present board of directors or management of Ferrari, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Ferrari; (vi) any other material change in Ferrari's business or corporate structure; (vii) any change in Ferrari's charter or bylaws or other actions which may impede the acquisition of control of Ferrari by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of Ferrari; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of Ferrari; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, each of the Reporting Persons expects to evaluate on an ongoing basis Ferrari's financial condition and prospects and its interest in, and intentions with respect to, Ferrari. Accordingly, the Reporting Persons reserve the right to develop, modify or change their respective plans as they deem appropriate. For example, any of the Reporting Persons may at any time and from time to time (1) acquire additional securities of Ferrari in open market or privately negotiated transactions or pursuant to the exercise of warrants, stock options or convertible or exchangeable securities; (2) dispose of such securities; (3) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities; and/or (4) continue to hold such securities for investment purposes. Any such transactions may be effected at any time and from time to time. In reaching any determination as to its future course of action, each Reporting Person may take into consideration various factors, such as Ferrari's business and prospects, other developments concerning Ferrari, other business opportunities available to the Reporting Persons, and general economic and stock market conditions, including, but not limited to, the market price of the common shares of Ferrari.

Any of the Reporting Persons or their representatives may conduct discussions from time to time with the other Reporting Persons, with management of the Issuer, the Issuer's other shareholders and/or other relevant parties, including other companies that operate in the businesses and markets in which the Issuer conducts its businesses, in each case relating to matters that may include the Issuer's strategic plans, business, financial condition, operations, and capital structure. The Reporting Persons may engage with any of the parties listed above in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. As a result of these activities, any of the Reporting Persons may suggest, or take a position with respect to, potential changes in the operations, management, or capital structure of Ferrari as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling or merging Ferrari or acquiring other companies or businesses; changing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; modifying Ferrari's capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by Ferrari; entering into agreements with Ferrari relating to acquisitions of shares in Ferrari by members of management, issuance of options to management, or their employment by Ferrari. In particular, Exor expects from time to time to suggest appropriate candidates for election to the Issuer's Board of Directors in a manner consistent with the Issuer's then current governance policies.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and partially restated by replacing paragraphs (a) through (c) with the following:

(a) Rows (11) and (13) of the cover pages to this Amendment, which are hereby incorporated by reference, state the aggregate number and percentage of Ferrari common shares beneficially owned by each Reporting Person, in each case following the Secondary Offering and Share Repurchase (as defined in Item 6 below).

Furthermore, the following persons listed in Schedule A to the Schedule 13D beneficially own common shares of Ferrari. The holdings below do not include and are separate from common shares held by Exor.

Mr. Andrea Agnelli owns 1,122 common shares of record;
Mr. John Elkann owns 31,105 common shares of record; and
Mr. Alessandro Nasi owns 375 common shares of record.
Number of shares as to which each person has sole or shared power to vote or dispose:
In respect to the Reporting Persons, rows (7) through (10) of the cover pages to this Amendment are hereby incorporated by reference.

The persons listed in Schedule A to the Schedule 13D and named in Item 5 above have the sole voting power and sole dispositive power in respect of the entire number of shares indicated in this Item 5. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A to this Schedule 13D has effected any transaction in the common shares of Ferrari during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: There are no changes to the information set out in paragraph (d) of Item 5 of the Schedule 13D, and such information is incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: There are no changes to the information set out in paragraph (e) of Item 5 of the Schedule 13D, and such information is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

Secondary Offering and Lock-Up

On February 27, 2025, in connection with the previously disclosed global secondary offering by Exor comprised of a public offering in the United States, a concurrent private placement in the European Economic Area and in the United Kingdom to qualifying investors, and an offer in other countries outside of the United States, the European Economic Area and the United Kingdom, for purposes of, and in accordance with, applicable local laws and regulations in the jurisdictions in which such offer was being made, of 6,666,667 Ferrari's common shares (the "Underwritten Shares") at Euro 450.00 per share, corresponding to $472.14 per share (the "Offering Price"), Exor and the Issuer entered into an underwriting agreement with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC as representatives (the "Representatives") of the several underwriters named therein (such agreement, the "Underwriting Agreement", and such offering, the "Secondary Offering"). The Secondary Offering was made pursuant to an automatic shelf registration statement on Form F-3 (File No. 333-285251) filed by the Issuer on February 26, 2025. The Secondary Offering closed on March 3, 2025.

In the Underwriting Agreement, Exor agreed to a lock-up , pursuant to which and subject to customary exceptions, Exor has agreed, among other things, not to offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ferrari's common shares or any securities convertible into or exercisable or exchangeable for Ferrari's common shares, including those which may be considered beneficially owned by Exor in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant, for a period ending 360 days after the date of the final prospectus relating to the Secondary Offering.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the actual terms of such agreement, which was filed as Exhibit 8 to Amendment No. 3 and is incorporated by reference herein.

Share Buyback

On February 25, 2025, Exor entered into a commitment letter with Ferrari (the "Commitment Letter"), pursuant to which Ferrari committed to submit, and submitted, an order with the underwriters under the Underwriting Agreement to repurchase, at a price per share equal to the Offering Price, a number of Ferrari's common shares equal to 10% of the aggregate number of Ferrari's common shares sold in the Secondary Offering or, if lower, a number of Ferrari's common shares equal to an aggregate purchase price of Euro 300,000,000 divided by the Offering Price (the "Share Buyback", and such commitment, the "Commitment"). The Share Buyback was consummated on March 3, 2025, as part of and concurrently with the closing of the Secondary Offering for a total of 666,666 common shares.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which was filed as Exhibit 9 to Amendment No. 3 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to include the following:

Exhibit 99.1: Schedule A

## Signatures
- Exor N.V.: /s/ Guido De Boer, Guido De Boer, Chief Financial Officer (03/05/2025)
- Piero Ferrari: /s/ Piero Ferrari, Piero Ferrari (03/05/2025)
- Trust Piero Ferrari: /s/ Enzo Mattioli Ferrari, Enzo Mattioli Ferrari, Trustee (03/05/2025)
- Enzo Mattioli Ferrari, in his capacity as a trustee: /s/ Enzo Mattioli Ferrari, Enzo Mattioli Ferrari (03/05/2025)
- Franco Ravanetti, in his capacity as a guardian: /s/ Franco Ravanetti, Franco Ravanetti (03/05/2025)